

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 23, 2009

Mr. Guillermo Sabater
Chief Financial Officer
Sovereign Bancorp Inc.
75 State Street
Boston, Massachusetts 02109

      Re: **Sovereign Bancorp Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed March 17, 2009
              Form 10-Q for Fiscal Quarter Ended June 30, 2009
              Filed August 7, 2009
              File No. 1-16581

Dear Mr. Sabater,

      We have reviewed the above-referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed for the Quarter Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 49

1.   So that a reader would have a clear understanding of how management identifies
        problem loans within the loan portfolio as well as the steps taken to address any
        potential problems, please revise your future filings to address the following and
        provide us with a draft of your proposed revisions:

        • Discuss the processes taken by management in identifying potential problem
          loans;
        • Discuss the steps taken in identifying the nature and type of underlying
          collateral supporting these loans;
        • Discuss how management determines the value of the underlying collateral
          (i.e. if appraisals are obtained, how often and under what circumstance);
        • Discuss how shortfalls are addressed, including the steps taken by
          management to address these shortfalls (i.e. include the timeframe followed);
          and
        • Discuss the timing when both initial and any subsequent loan charge-offs or
          additional loan loss provisions are recorded.

2.   We note the continued increase in net charge-offs in your consumer real estate
        portfolio, specifically within the home equity loan categories. This trend appears
        to have continued into fiscal 2009. A decline in the value of assets serving as
        collateral for these types of loans may impact your ability to collect on these
        loans. In addition to the above noted disclosures, consider also disclosing the
        following in future filings:

        • The approximate amount (or percentage) of residential mortgage and home
          equity loans as of the end of the reporting period with loan-to-value ratios
          above 100%; and
        • How you take into consideration housing price depreciation, and the
          homeowners' loss of equity in the collateral, in your allowance for loan losses
          for both residential mortgages and home equity loans. Discuss the basis for
          your assumptions about housing price depreciation.

Regulatory Capital, page 53

3.   We note you present tangible equity within your GAAP performance measures.
        This ratio appears to be a non-GAAP measure as defined by Regulation G and
        Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules,
        or banking regulatory requirements. To the extent you plan to provide this non-

   GAAP measure (or related ratio, if any) in the future, the staff notes the
   following:

  a. To the extent this measure is disclosed in future periodic filings on Form 10-
    K or 10-Q, or in registration and proxy statements, you should comply with
    all of the requirements in Item 10(e) of Regulation S-K, including clearly
    labeling the measure as non-GAAP and complying with all of the disclosure
    requirements. To the extent that you plan to disclose this ratio in future Item
    2.02 Form 8-Ks, you should provide all of the disclosures required by Item
    10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of
    Form 8-K.
  b. To the extent you disclose or release publicly any material information that
    includes a non-GAAP measure, such as these ratios in your Item 8.01 Form
    8-K, you should be cognizant of the requirements in Regulation G to label
    the measure as non-GAAP and provide a reconciliation to the most closely
    comparable GAAP measure.

Notes to Consolidated Financial Statements

Note 4 Loans, page 16

4. Please revise your future filings to provide the disclosures required by paragraph
  20(a) of SFAS 114. Please note that such disclosures are required as of each
  balance sheet date, including quarterly periods.

Note 13 Fair Value, page 27

5. Please revise your future filings to provide the disclosures required by paragraph
  33 of SFAS 157 for those assets and liabilities measured at fair value on a
  nonrecurring basis. Provide us with a draft of your proposed revisions.

* * * * * * *

   Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3426 if you have any questions regarding the above comments.

Sincerely,

Angela Connell
Reviewing Accountant